Mail Stop 3-9										May
23,
2005

Paul Freiman
Chief Executive Officer
Neurobiological Technologies, Inc.
3260 Blume Drive
Suite 500
Richmond, California 94806

Re:	Neurobiological Technologies, Inc.
	Registration Statement on Form S-3/A
      Filed May 6, 2005
	File Number 333-123017

 Dear Mr. Freiman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3
About Neurobiological Technologies, page 2
1. We note your response to comment 11 and your revised disclosure.
If you continue to have only one source of Xerecept, please identify the supplier. If you have a supply agreement with this supplier, file the agreement as an exhibit to your Exchange Act report or supplemetally tell us how you have determined that you are not substantially dependent on the agreement. If you do not have an agreement with the supplier, disclose this information in the risk factor discussion.

Material Agreements, page 3
2. We are reissuing prior comment 18 in part, as you have not disclosed the aggregate milestone payments payable under the Merz and
Abbott agreements. Please revise your disclosure to include this information.
3. We note your response to prior comment 20 relating to the description of licensed patents. However, while we noted your cross reference to material agreements for a description of your XERECEPT license, we could not locate the description of the license for XERECEPT in the Material Agreements section. Please direct us to the description.

Risk Factors, page 4
4. We note your statement referring to risks and uncertainties of which you are not currently aware or that you currently believe are not material. Please delete this sentence and amend your disclosure to state that all material risks are described in the risk factors section, and ensure that that statement is true.

We are dependent on Merz and its marketing partners ..., page 5
5. We note that Merz or Childrens` Medical Center can terminate your research and marketing cooperation agreement in the event that Merz does not meet certain conditions relating to the clinical development of Memantine. Please revise to describe these "certain conditions" that would allow for termination of the agreement.

Incorporation of Certain Information by Reference
6. Please revise to incorporate by reference your Form 10-Q for the
period ended March 31, 2005.
7. We note your response to our comment number 14. The financial statements of Empire filed in the Form 8-K/A referenced in the document and this response include financial information through March 31, 2004. This registration statement is filed more than 135 days after that date, which means that it requires updated financial statements in order to go effective. Please provide updated financial statements for the Empire acquisition.
Form 10-K - June 30, 2004
Financial Statements
Note 1.  Description of Business and Summary of Significant
Accounting Policies
Derivative Financial Instruments, pages 35-36

8. Refer to your response to comment 24. Based on the provisions within the contract that you sighted in your response, it is still unclear to us whether the contract required that the shares delivered under the terms of the warrant be registered. We note an obligation to register these shares and a monetary penalty if they are not registered, but it remains unclear to us whether these warrants require registered shares for settlement. Please provide to us any additional analysis upon which you may have relied that provides additional support for this assertion.

9. It is not clear based on the disclosure what accounting treatment you applied to these transactions. For example it is not clear that the $477,000 adjustment was made to a liability prior to the transfer to equity upon registration. It is also unclear why this revaluation would impact common stock in the equity statement by that same amount when the entry included in the income statement. Please revise your disclosure to clarify the accounting applied. Also clarify for us why you adjusted common stock for the amount of this revaluation.

Form 10-Q - March 31, 2005
In-Process Research and Development, page 17

10. Refer to your response to comment 29. Your disclosure states that the "we determined that in-process research and development associated with Viprinex had a fait value of $4,251,335." This statement seems to infer that all value related to this project has been assigned at that point in time. This seems inconsistent with applying additional purchase price to this project upon the resolution of the contingent payment. Please clarify for us and in your disclosure whether the amount assigned initially related to only a portion of the fair value determined at the time of the acquisition, and whether the additional payment to be made upon the resolution of the contingency represents additional IPR&D or whether it represents the remaining unassigned IPR&D that was not allocated at the original purchase price allocation.

Note 7 - Subsequent Event, page 11

11. Please revise your MD&A to include a discussion of this receipt of royalties from Merz. Consider the need to include a discussion in that MD&A of the period through which the royalty payments are current and the expected timing of these future royalty payments.

Form 8-K/A, filed August 6, 2004
General

12. We note your response to our comment number 41. It would appear that this provision to waive the earliest of the three years required would apply to companies that have been existence for three years. It is not a waiver of the earliest period if only two such periods are available. As this appears to be a significant acquisition, please provide the additional financial statements, or tell us why the exclusion of the additional financial statements would be appropriate.
      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Tabatha Akins at (202) 551-3658 or Jim Atkinson, at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar
Hasan at (202) 551-3653 or me at (202) 551-3715 with any other questions.
      Sincerely,




      Jeffrey Riedler
   Assistant Director

   cc:	Stephen Ferrulo
   	Heller Ehrman White & McAuliff LLP
   	4350 La Jolla Village Drive
   	7th Floor
   	San Diego, California 92122-1246